INGEVITY CORPORATION

5255 Virginia Avenue

North Charleston, SC 29406

April 25, 2016

VIA EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Ingevity Corporation

Amended Registration Statement on Form 10-12B

File No. 001-37586

Dear Mr. Ingram:

Reference is made to the Registration Statement on Form 10 (File No. 001-37586) (as amended to date, the “Registration Statement”), filed by Ingevity Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

WestRock Company (“WestRock”) has set May 4, 2015 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur at 11:59 p.m., Eastern time, on May 15, 2016. WestRock and the Company would like to make the information statement filed as an exhibit to the Registration Statement available to the stockholders of the Company as soon as possible. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:30 p.m., Eastern time, on April 25, 2016, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Gregory E. Ostling of Wachtell, Lipton, Rosen & Katz at (212) 403-1364. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Ostling and that such effectiveness also be confirmed in writing.

Very truly yours,

INGEVITY CORPORATION

By:     /s/ Katherine Pryor Burgeson

Name: Katherine Pryor Burgeson

Title: Senior Vice President, General Counsel and Secretary